December 3, 2015

VIA EDGAR

Frank Pigott

Staff Attorney

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Medbox, Inc.
Registration Statement on Form S-1
File No. 333-207464

Dear Mr. Pigott:

Pursuant to our call earlier today with regard to Medbox, Inc., a Nevada corporation (the “Company”), we respectfully request that the Securities and Exchange Commission (the “Commission”) withdraw the Company’s request to accelerate the effective date for the Company’s Registration Statement on Form S-1 (the “Registration Statement”), as amended, originally filed with the Commission on October 16, 2015, until the Company submits a subsequent request for acceleration to the Commission setting forth a new timing for requested acceleration.

Thank you for your prompt attention to this matter.

If you need anything further, please contact Blase Dillingham at (310) 312-4159 or me at (202) 585-6534.

Sincerely,

/s/ Scott A. Schwartz
Scott A. Schwartz

cc:	Jeffrey Goh, President and Interim Chief Executive Officer, Medbox, Inc.
C. Douglas Mitchell, Chief Financial Officer, Medbox, Inc.
Blase P. Dillingham, Manatt, Phelps & Phillips, LLP